EXHIBIT 99.1

FOR immediate RELEASE

Investor Relations	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

Elan Announces Expiration of Cash Tender Offer and Consent Solicitation for 8.75% Senior Notes due 2016

DUBLIN, IRELAND – October 23, 2012  - Elan Corporation, plc (“Elan”) (NYSE: ELN) announced today the expiration and final results of the cash tender offer and consent solicitation (the “Tender Offer and Consent Solicitation”), commenced on September 24, 2012, by its wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp.” and together with Elan Finance, the “Co-Issuers”), to purchase any and all of their outstanding 8.75% Senior Notes due 2016 issued on October 2, 2009 (the “2009 Notes”) and 8.75% Senior Notes due 2016 issued on August 17, 2010 (the “2010 Notes” and, together with the 2009 Notes, the “Notes”).  The tender offer expired on October 22, 2012, at 11:59 p.m., New York City time (the “Expiration Date”).

On October 9, 2012 (the “Early Settlement Date”), the Co-Issuers made a payment in cash for all Notes tendered prior to 11:59 p.m., Eastern time, on October 5, 2012 (the “Consent Payment Deadline”).  As of the Consent Payment Deadline, the Co-Issuers had received tenders and consents in respect of (i) $439.5 million aggregate principal amount of 2009 Notes, representing approximately 93.10% of the outstanding aggregate principal amount of the 2009 Notes, and (ii) $141.3 million aggregate principal amount of 2010 Notes, representing approximately 92.69% of the outstanding aggregate principal amount of the 2010 Notes, all of which were accepted for purchase.  The holders of the accepted Notes received total consideration of $1,093.34 per $1,000 of principal amount tendered, which amount included a consent payment of $40.00 per $1,000 principal amount of Notes tendered. The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the Early Settlement Date, was approximately $659.5 million.

As of the Consent Payment Deadline, Elan also received consents from holders representing a majority in aggregate principal amount outstanding of each of the 2009 Notes and the 2010 Notes to adopt the proposed amendments to the indentures governing each of the 2009 Notes and the 2010 Notes.  On the Early Settlement Date, Elan and the Co-Issuers entered into supplemental indentures effecting the proposed amendments with respect to each series of Notes.

Between the Consent Payment Deadline and the Expiration Date, the Co-Issuers did not receive tenders of any Notes.

A total of (i) approximately $32.6 million in aggregate principal of the 2009 Notes remains outstanding and (ii) approximately $11.1 million in aggregate principal of the 2010 Notes remains outstanding.  Pursuant to a notice of redemption previously delivered to holders of the Notes, on October 31, 2012 (the “Redemption Date”), the Co-Issuers will redeem any such Notes that remain outstanding following the Tender Offer and Consent Solicitation at a redemption price equal to 108.75% of their face amount, plus accrued and unpaid interest from and including the most recent interest payment date, and up to, but excluding, the Redemption Date.

The terms and conditions of the Tender Offer and Consent Solicitation are set forth in the Co-Issuers' Offer to Purchase and Consent Solicitation Statement dated September 24, 2012.

This press release does not constitute a notice of redemption under the optional redemption provisions of the indenture governing the Notes, nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Morgan Stanley is acting as Dealer Manager for the Tender Offer and Consent Solicitation.  Questions regarding the Tender Offer and Consent Solicitation may be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1057 (collect).  Requests for documents relating to the Tender Offer and Consent Solicitation may be directed to D.F. King & Co., Inc., the Information Agent, at (800) 431-9645 or (212) 269-5550 (banks and brokers).

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Safe Harbor

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended).

###

SOURCE: Elan Corporation, plc:

3